September 23, 2005

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Todd K. Schiffman, Esq.

RE: PENSON WORLDWIDE, INC. REGISTRATION STATEMENT ON FORM S-1 FILED AUGUST 10, 2005
         FILE NO. 333-127385

Dear Mr. Schiffman:

         We are writing on behalf of Penson Worldwide, Inc. (the "Company"), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated September 9, 2005 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-1, File No. 333-127385 (the "Registration Statement"). We are filing Amendment No. 3 to the Registration Statement ("Amendment No. 3") in response to your Comment Letter. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in italics, and the discussion set out below each such paragraph is the Company's response to the Staff's comment.

General

1. We will process your amendment with missing information (e.g., pricing on cover page, offering on page 7, aggregated option exercises on page 73, underwriting on page 99, Item 13 on page II-1, etc.). Since this missing information triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

         The Company notes the Staff's comment.

2. Please revise your disclosure to provide a brief description of industry terms such as algorithmic trading and Level II market information, or refer the reader to the location where you define such terms.

         In response to the Staff's comment, the Company has included a brief statement on page 1 of Amendment No. 3 referring the reader to the "Glossary of selected terms" where certain industry terms related to the Company's business are


                                       1.

         discussed. The Company has also included additional terms in the "Glossary of selected terms."

3.       Please revise your disclosure to address your code of ethics. Refer to
         Item 406 of Regulation S-K.

         The Company advises the Staff that it adopted a code of ethics on July 26, 2005, and has added a reference on page 74 to its code of ethics.

Market opportunity, page 3

4. Please balance the discussion with a reference to the recent problems you have experienced in the UK market.

         In response to the Staff's comment, on page 4 the Company has revised its discussion of the opportunities in the Canadian and European markets to reference the recent difficulties it has experienced in implementing its operational plan in the U.K. In addition, the Company has expanded its discussions of the challenges it has faced in the U.K. market beginning on page 15 of the "Risk Factors" section.

Recent Developments, page 5

5. Please revise to describe, or refer the reader to where in the prospectus that you discuss, the terms (including price, possible impact on financial performance and relevant risks and benefits) of your acquisition of CCS, Nexa Technologies and other entities. For example, the Stock Purchase Agreement by and among SAI Holdings, Inc., Computer Clearing Services, Inc., and the Selling Stockholders includes the Closing Date Payment, defined as Book Value plus one million dollars; however, it is unclear how much the Book Value is worth.

         The Company has added a cross reference on page 6 to refer the reader to its risk factor on acquisitions and to its new discussion on acquisitions in the "Overview" section of the MD&A. The Company has also added a new disclosure on page 31 of the MD&A to discuss the terms of the CCS and Nexa acquisitions, as requested by the Staff.

Risk Factors
Risks related to our Business and industry
We depend on a limited number of clients for a significant portion of our..., page 10


6. Please revise to refer the investor to your discussion of the loss of your largest clearing correspondent in the United States (e.g., page
         33).

         The Company has referenced the discussion of the loss of the clearing correspondent on page 10 of Amendment No. 3.



                                       2.

If we are unable to respond to demands of our existing and new. clients, our..., page 14


7. Several of your risk factors discuss generic issues. For example, this risk factor, the first two risk factors on page 15 and the middle risk factor on page 16, could apply to most companies. Please revise such risk factors to address risks that directly affect your company.

         In response to the Staff's comment, the Company has revised the risk factors referenced above which appear on pages 14-16 to describe how the risks directly affect the Company.

Risks related to this offering and our requirements as a public company
New investors will suffer immediate and substantial dilution in the tangible..., page-21

8. Please revise to refer the investor to the relevant sections regarding dilution, such as "Capitalization" and "Dilution" on, pages 25 and 26, respectively.

         In response to the Staff's comment, the Company has revised the risk factors on page 23 to refer to the relevant sections regarding dilution.

Management's discussion and analysis of financial condition and results of..., page 29


9. The discussion and analysis of known trends, demands, commitments, events and uncertainties help in an understanding a company's performance. Please revise to discuss trends, such as the decreasing revenues in dollar terms from 2000 to 2002, the fall in net revenues from clearing operations and the rise in interest income from 2002 to 2004 discussed in the second paragraph on page 31, the quarterly rise in technology revenues and interest expense on page 40, or any other material known trends and uncertainties regarding your financial condition and the results of operations. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

         In response to the Staff's comment, the Company has revised its discussion and analysis of the material known trends, including the trends noted by the Staff, on page 30 of the MD&A.

10. Please revise your discussion to more specifically address your negative cash flows from operations in 2004. More clearly disclose the reasons for this trend in operating cash flows. Disclose the steps you intend to take to address this trend, and identify the extent to which those steps have been implemented. Refer to Item 303(a)(1) of Regulation S-K.

         In response to the Staff's comment, the Company has added a statement in the "Overview" section of the MD&A to note the Company's continuing need for additional capital. The need is not as great as would be suggested by the Consolidated Statement of Cash Flows, as described below. The Company has also revised its discussion in the "Liquidity and capital resources" section of MD&A to address the unusual number for 2004 in its Consolidated Statement of


                                       3.

         Cash Flows, and to explain that its growing business has had a need for additional cash since 2002. It is the Company's understanding that GAAP requires that statements of cash flows be prepared in a manner such that short term bank borrowings are shown in the "financing activities" section, while other sources of cash to fund customer requirements for liquidity, such as stock loans, are shown in the "operating activities" section. It is this GAAP requirement that has generated the unusual number in 2004 on the "net cash used in operating activities" line. The Company understands that this is a fairly common issue for financial sector companies. However, the existing GAAP requirements are not flexible in this regard. As noted in the Company's revised disclosure, the Company's actual need for additional capital is continuing but is much more modest than the 2004 number would suggest.

Overview, page 32

11. You state on page 15 that you embarked upon an aggressive plan to roll out additional products and services in the U.K. in the fall of 2004 and that the implementation of this roll-out was not successful. Either here or elsewhere as appropriate, provide a detailed discussion of the performance problems in the UK and the revisions to your operational plan and revise your MD&A to more clearly disclose this U.K. roll-out. Disclose the steps being taken to correct this roll-out implementation, and quantify the impact of this situation, both in terms of losses incurred and additional costs you expect to incur to correct it.

         In response to the Staff's comment, the Company has added a detailed discussion of the performance problems in the U.K. and the information requested by the Staff on pages 15, 16 and 34.

Quarterly Results of Operations, page 39

12. Please revise to discuss the reasons for the rise in employee compensation benefits and the communications and data processing expenses for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 given that these quarters immediately precede your proposed public offering.

         The Company has included a discussion of the reasons for the increase in the two expense categories on page 42 of Amendment No. 3.

Contractual obligations and commitments, page 41

13. Your commitments and contingencies footnote on page F-18 indicates the existence of capital leases. Please revise the schedule of obligations and commitments on page 41 to include obligations under capital leases. Refer to Item 303(5)(B) of Regulation S-K.

         The Company has revised the schedule of obligations and commitments on page 44 to include obligations under capital leases.



                                       4.

14. Please revise your schedule to include obligations under repurchase agreements. Refer to Item 303 (5)(D) of Regulation S-K.

         The Company has noted on page 41 that there were no amounts outstanding under repurchase agreements at December 31, 2004. While the Company does enter into repurchase agreements from time to time, and therefore has an accounting policy relating to them, it did not have any outstanding repurchase agreements for the time period shown.

Qualitative and quantitative disclosure about market risk, page 43

15. You discuss interest revenues and interest income in the section describing your business and include a risk factor titled, "[d]ecreases in short-term interest rates would negatively impact the profitability of our margin lending business." Please revise your disclosure in this section as it appears that you do have material exposure to interest rate changes. See Item 305 of Regulation S-K.

         The Company has revised the discussion of interest revenues and interest income under "Qualitative and quantitative disclosure about market risk" beginning on page 45 to discuss the impact of interest rate changes.

Industry
Types of clearing arrangements, page 50

16. Please revise to describe how you fit into the industry (i.e., the United States has three types of clearing arrangements:
         fully-disclosed, omnibus clearing and facilities management programs. In which of these do you principally compete?).

         The Company has revised the discussion of types of clearing arrangements on page 54 to describe how it fits into the industry, and has provided a cross reference to its more detailed discussion of its clearing operations in the "Business" section.

Securities-processing, page 56

17. Please revise to explain the SEC rules that govern your securities lending and borrowing.

         The Company has added the disclosure requested by Staff on page on pages 60 and 66 to describe the SEC rules governing securities lending and borrowing.

Management
Board Committees
Audit Committee, page 70

18.      Please revise to identify the expert on your audit committee and review
         Section 10A the Securities Exchange Act and its associated rules. Please advise how you plan to comply and refer also to Section 301 of the Sarbanes-Oxley Act of 2002.


                                       5.

         The Company's Board of Directors intends to designate an "audit committee financial expert" prior to the effective date of its IPO and presently expects that it will designate Mr. David M. Kelly as such. Once the Board of Directors has made this determination, the Company will disclose the information in its Registration Statement. The Company is aware of the requirements of Section 10A of the Securities Exchange Act and its associated rules and Section 301 of the Sarbanes-Oxley Act of 2002. The Board of Directors is in the process of reviewing its membership and its compliance with those regulations and will be in compliance prior to the effectiveness of its IPO.

Compensation committee interlocks and insider participation, page 70

19. Given the numerous relationships among directors, the company, its affiliates and outside parties discussed here as well as in "Other transactions" (promissory notes, personal guarantees, certain relationships and transactions, etc.) starting on page 80, consider including these as part of your disclosure on risk factors with emphasis on potential conflicts of interests.

         In response to the Staff's comment, the Company has added a reference in its risk factor on page 22 to reference the discussion under "Certain relationships and related transactions."

SAMCO Division and split off transaction, page 82

20. You discuss the exchange of shares on page 83 as being a tax-free transaction, in addition to your disclosure on pages 29 and F-10 concerning tax-free transactions. Please advise how you determined that there are no material tax consequences from your split-off.

         The Company has revised the language on pages 30, 31, 86 and 87 to clarify that the transactions were or are intended to be tax free. Although the structure was designed to be tax free, no tax opinion was obtained.

Description of capital stock, page 88

21. Please revise your disclosure regarding the shares of preferred stock to include a detailed description of the rights, privileges, and conversion terms of this class of securities.

         The Company believes that it is not appropriate to include a detailed description of the rights, privileges and conversion terms of its preferred stock because upon the closing of the offering, there will be no shares of preferred stock outstanding. The Company has revised the description under the heading "Preferred Stock" on page 92 to clarify that all of its outstanding preferred stock will convert into common stock immediately prior to the offering and to note that the terms of any preferred stock which would be issued after the closing of the offering would be designated at the time of issuance by the board of directors.



                                       6.

Underwriting, page 99

22. We note that on page 100 you say that the underwriters have reserved shares for employees, directors and others associated with you. Please advise us how your directed share program works describing the mechanics of how and when you offer and sell these shares to investors, how you determine prospective recipients and the number of reserved shares, and how and when the underwriter notified the directed share investors. Also, provide us with any materials given to potential purchasers of the reserved shares.

         The Company has added disclosure to page 106 describing the directed share program. The Company will provide Staff with any materials to be given to potential purchasers of the reserved shares.

Where you can find more information, page 103

23. Please update the addresses of the Securities and Exchange Commission as it is no longer located at the World Trade Center or Judiciary Plaza.

         The Company has updated the addresses.

Exhibit 5.1

24.      Please include a legal opinion in your next filing.

         The form of legal opinion to be filed as Exhibit 5.1 to Amendment No. 3 is provided supplementally with this letter.

Statement of Financial Condition, page F-3

25. Tell us how you calculated the dollar amount of common stock presented as of December 31, 2003 in light of the number of shares of common stock outstanding as of December 31, 2003.

         There was an error in the number of shares of common stock issued and outstanding that was presented as of December 31, 2003 in the Consolidated Statement of Financial Condition. This error has been corrected in Amendment No. 3. The dollar amount of common stock as of December 31, 2003 equals $.01 times the number of shares issued and outstanding.

26. Please revise your presentation of the preferred stock to state the number shares outstanding for each period presented. Refer to Item 5-02.29 of Regulation S-X.

         The Company has revised its presentation of the preferred stock to state the number of shares outstanding for each period presented.



                                       7.

Statement of Operations, page F-4

27. Please tell us your rationale for two separate interest expense line items. Tell us how you differentiated between the amounts reflected in these two line items. Tell us the GAAP literature on which you relied to support your presentation.

         The Company presented two separate interest expense line items to provide additional disclosure relating to the portion of its interest expense that relates to daily operations separately from the long term interest expense incurred from financing its business operations. The amounts shown as interest expense included in operations relate to stock loan and bank borrowings that the Company incurs in its regulated entities only to make its daily cash movements in operations. These borrowings are generally secured by customer securities and are used to provide margin lending to the Company's customers or to meet other needs required by customer-generated activities. The amounts shown as interest expense in the second of these two line items relate only to the interest expense on long term debt or on capitalized lease obligations incurred by the Company to support its capital structure. The Company has identified no specific GAAP literature on this point beyond a general requirement to list operating expenses together but distinct from non-operating expenses. The Company believes that its disclosure provides additional information to the investor and is not misleading.

28. Please revise your Statement of Operations to disclose the tax effect of income from discontinued operations for the six months periods ended June 30, 2004 and 2005.

         The Company has revised its Statement of Operations to disclose the tax effect of income from discontinued operations for the six month periods ended June 30, 2004 and 2005.

Note 1: Summary of significant accounting policies
General

29. Please revise to include a footnote to describe your reliance on major customers, as noted on page 10. Refer to paragraph .08 of SOP 94-6.

         In response to the Staff's comment, the Company has added a disclosure in Note 1 on page F-7 to restate the first sentence of the risk factor relating to the Company's reliance on major customers. Since no individual customer reached the 10% major customer threshold disclosure requirement, the Company has not addressed this issue as a separate Note.

30. Some of your leases indicate rent holidays and rent escalations. Given the significance of such arrangements, please revise your footnotes to disclose your accounting policy for the treatment of these lease terms. In your disclosure, please address the accounting treatment of recognition of rental expense and amortization of leasehold improvements.



                                       8.

         In response to the Staff's comment, the Company has revised its disclosures in Note 1 on page F-8 to provide information regarding rent expense and amortization of leasehold improvements.

31. Please revise your disclosures to include an accounting policy for revenue recognition. Specifically, please include the accounting policy for revenue recognition for each of your revenue streams. Refer to paragraph 12 of APB 22.

         In response to the Staff's comment, the Company has revised Note 1 on page F-8 to reflect revenue recognition policies for each stream of revenue.

32. Please revise to state the components of the line item "Net revenues from clearing operations." Revise the presentation on the face of the income statement to break out major components of the items included. Refer to paragraph 4.10 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

         The Company has reviewed paragraph 4.10 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities and has concluded that it relates to cash flows. Consequently, the Company has determined that the appropriate reference in response to the Staff's comment is to paragraph 4.09 which relates to disclosure of the sources of the broker-dealer's revenues. Paragraph 4.09 directs the Company to prepare a statement of operations in a format that is consistent with the statement contained in Part II or Part IIA of the FOCUS report. While this applies directly to the revenues from the Company's US broker-dealer, there are similar revenues from the Company's foreign broker-dealers as well. The revenues disclosed in the line item "Net Revenues from clearing operations" in the Form S-1 are disclosed in only one category on the Company's FOCUS report - "All other securities commissions." These revenues represent the fees the Company charges its correspondents for clearing securities. The Company has determined that there are no separate components to disclose. Further, the Company's has traditionally used the industry term "Net revenues from clearing operations" to describe these revenues for GAAP purposes, as the Company believes this term to be more descriptive than the regulatory category described above. The Company has revised its disclosure to remove the word "Net" from this line item as it is not necessary and has caused unnecessary confusion.

33. Either here or in a separate footnote, please disclose your policy for the valuation of the beneficial conversion features present in your convertible preferred stock and promissory notes, and the amounts assigned to such features and discounts, if any. Revise your disclosures to reflect the requirements of EITF 98-5 and 00-27.

         In response to the Staff's comment, the Company has reviewed EITF 98-5 and 00-27 and has determined that its preferred stock does not contain any of the beneficial conversion features contemplated by these EITF releases. Accordingly, the conversion price of the Company's convertible preferred stock does not meet the requirements for the disclosures called for by these EITF statements. Similarly, the promissory notes that converted as of June 30,


                                       9.

         2005, bore a high interest rate and had a high conversion price relative to the value of the related common stock at the time of issuance, and as such no beneficial conversion feature exists with respect to these notes.

34. Please tell us how you have considered the accounting treatment of the convertible securities upon the initial public offering of your common stock. Specifically, tell us how you have considered the convertible securities for potential bifurcation of a derivative from the host contract and the conclusions reached as a result of this analysis. Refer to paragraph 12 of SFAS 133

         In response to the Staff's comment, the Company has considered the guidance of paragraph 12 of SFAS 133 and has determined that potential bifurcation of a derivative from the host contract is not necessary. As explained in the response to comment #56, the conversion price premium is estimated to be 85% at the time of issuance. The other characteristics of the Preferred Stock are quite common and there are no unusual features such that a bifurcation of a derivative would be appropriate

35. Your disclosure in various sections of your document indicate you have entered into numerous business acquisitions during the periods presented. Please revise to address the following regarding each of these acquisitions:

         a. Revise your disclosure to address the requirements of paragraph 51 and 52 of SFAS 141;

         b. Revise your MD&A to discuss the impact of these acquisitions on liquidity and operations;

         c. Revise your statement of cash flows to more clearly present the acquisitions; and

         d. Revise to disclose more information regarding the CCS acquisition, including the key terms and the formulas for calculated and any remaining uncertainties regarding the purchase price.

                  In response to the Staff's comment, the Company has reviewed the requirements of paragraphs 51 and 52 of SFAS 141 and has noted that these requirements only apply to "material" business combinations. The Company believes that, individually and in the aggregate, the Company's acquisitions are not material. In order to demonstrate this more clearly to investors, the Company has revised its cash flow statements to separately disclose the impact of each acquisition, including in 2002, 2004 and in the interim period of 2005. The Company believes the cost of each acquisition is minimal, and none of the acquired businesses had significant business operations prior to being acquired. After the acquisition of NEXA Technologies in 2004, the Company began to expand that business and the Company has included numerous references to the impact of that business after its acquisition in the MD&A for the periods after the acquisition. The



                                      10.

                  other two acquisitions discussed have not had any material affects that require disclosure in MD&A.

                  In response to the Staff's comment, the Company has added a section entitled "Pending Acquisition" to Note 19 on page F-23 to disclose information regarding the CCS acquisition.


36. Please revise your filing to disclose the following regarding your technology services:

         o The detailed revenue recognition policy for your technology revenues;

         o The accounting policy for the expenses associated with technology services, including any software development expenses or acquired technology; and

         o A clear description of the nature of the deliverables provided in the technology revenues. Your disclosures should clearly explain how you considered the guidance of SOP 97-2 if applicable, including whether multiple deliverables exist.

              In response to the Staff's comment, the Company has revised its disclosure on page F-8 to provide detailed information about the Company's revenue recognition policies for technology services revenues, including the nature of deliverables and the fact that multiple deliverables have not yet been an issue. The disclosure for software costs and expenses is covered further in Note 1 on page F-9 under "Software Costs and Expenses."

37. Please revise your disclosure to include a footnote to address the impact of the newly issued accounting pronouncements. Please refer to the guidance in SAB Topic 11:M.

              In response to the Staff's comment, the Company has revised its disclosure in Note 1 on page F-10 to address newly issued accounting pronouncements.

Securities Transactions, page F-7

38. Please tell us your basis for the use of settlement-date basis of accounting for customer securities transactions instead of trade-date. Tell us how you considered the requirements of paragraph 7.23 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

         In response to the Staff's comment, the Company has reviewed the requirements of paragraph 7.23 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities, and notes that this deals with agency transactions and the appropriate time to recognize commissions and expenses on such transactions. The Company cites a key point as follows: "The commission income and related expenses are accrued by the broker-dealer on the trade date, because substantially




                                       11.

         all the efforts in generating the commissions have been completed." This sentence clearly applies to introducing brokers who receive such commissions, and who have "completed" their work. However, the Company believes that this does not represent the best practice for a clearing broker such as the Company, where the clearing process is not completed until settlement occurs. The Company has always recorded revenues and expenses associated with customer securities transactions in its books on a settlement-date basis for this reason. This has been agreed to by the Company's regulators, and the Company believes that this is a conservative and acceptable accounting policy.

Intangibles, page F-8

39. Please revise to disclose the accounting policy for the amortization of financing costs associated with debt financing arrangements.

         In response to the Staff's comment, the Company has revised its accounting policy on intangibles to include amortization of financing costs associated with debt financing arrangements.

40. Please revise your statement of financial position to present the balance of goodwill on a separate line item. Refer to paragraph 43 of SFAS 142.

         The Company's goodwill is approximately $500,000 compared with a balance sheet of $2.4 billion. The Company believes that separate disclosure of this amount on the face of the balance sheet is not required due to its lack of materiality.

Stock-Based Compensation, page F-8

41. Please revise your disclosure to include the requirements of paragraph 2(e) of SFAS 148 for all periods in which the income statement is presented.

         In response to the Staff's comment, the Company has revised Note 14 on page F-18 to correctly reflect that there were no options granted in 2003 or 2004. The previously included description of the effects of the option grants in 2002 as required by SFAS 148 remains in Note 14. As the revisions to Note 14 reflect, the Company believes it is in compliance with the accounting policy as stated.

Allowance for Doubtful Accounts, page F-8

42. Please separately state on the balance sheet or in the footnotes the balance of the allowance for doubtful accounts as of the end of each period presented on the statement of financial condition. Refer to the requirement of Rule 5-02.4 of Regulation S-X.

         In response to the Staff's comment, the Company has revised its disclosure to separately state in Note 1 on page F-9 the balance of the allowance for doubtful accounts as of the end of each period presented.


                                       12.

43. Either here or in the MD&A section, please expand your discussion to describe your methodology for the valuation of receivable balances. In your discussion, please state the extent to which actual experience has differed from original estimates, and how historical experience has impacted the valuation methodology. Specifically address the process which determined the $13.1 million charge-off in 2002 was necessary.

         In response to the Staff's comment, the Company has expanded the section on bad debt expenses on page 39 to include these revisions in the MD&A section under the Comparison of years ended December 31, 2003 and 2002.

Foreign Currency Translation Adjustments, page F-9

44. Please revise to disclose the exchange rates utilized in the translation of amounts into US dollars. Refer to paragraph 12 of SFAS 52.

         In response to the Staff's comment, the Company has revised its disclosure on page F-10 to add the exchange rates utilized in the translation of amounts into U.S. dollars.

Note 2: Discontinued Operations, page F-9

45. Please tell us how management considered the guidance in paragraph 27 of SFAS 144 in determining that discontinued operations presentation for the SAMCO split off is appropriate. Tell us how you determined the requirements of paragraph 42 of SFAS 144 have been met to qualify for discontinued operations presentation. Specifically tell us how you considered the operational support to be provided by Penson following the split-off and the participation in Keefe Entities dividend, both noted on page 83 in your analysis of SFAS 144.

         The Company has considered the guidance in paragraph 27 of SFAS 144 in determining that discontinued operations presentation for the SAMCO split off is appropriate. Specifically, the operations and cash flows for the entities included in the SAMCO split off are each clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Each of the entities previously operated separately from the Company has its own separate workforce, its own separate set of books and its own separate operational infrastructure. The Keefe entities referenced in the disclosure are non-operating assets that are managed by SAMCO personnel. The Keefe entities perform only an annual valuation, therefore the ultimate value of these assets can only be determined at the completion of the next annual valuation. The Company has also reviewed paragraph 42 of SFAS 144 and believes that both of the conditions required by that paragraph have been met in order for this component to be reported as a discontinued operation. The first condition states: "(a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction." This condition has been met because the operations and cash flows of the SAMCO entities will be


                                       13.

         eliminated from the ongoing operations after the completion of the IPO. The second condition states: "(b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction." This condition has also been met in that this component is currently a fully functioning entity that has all of the necessary personnel and infrastructure to support its operations, and both the personnel and infrastructure will be completely split off after the IPO. While the Company will continue to clear trades for this entity, the Company's involvement will be no more than with the other of its approximately 200 correspondents. The transitional operational support to be provided by the Company is $17,500 per month, and relates only to specific data processing support services for infrastructure owned and operated by SAMCO. Given the uncertain timing of the IPO, the Company deemed it impractical to transition these services without a transition period.

46. If you conclude that the SAMCO split off is appropriately accounted for as discontinued operations and the SAMCO operations meet the definition of significant, please revise to provide the pro forma financial statements required pursuant to Rule I 1-01(a)(4) of Regulation S-X. Please provide us with your calculation of significance if management has determined the operations being split off are not significant and are not subject to Article 11 disclosures.

         As noted in Comment #45 above, the Company has concluded that the SAMCO split off is appropriately accounted for as discontinued operations. The Company has further concluded that these operations are significant and that the pro forma financial statements required pursuant to Rule 11-01(a) (4) of Regulation S-X will be required. The Company intends to include these pro forma financials in its filing at a time when the filing price range is known, as that is a critical part of preparing the pro forma financials.

Note 3: Computation of net income per share, page F-1l

47. Please revise to include all of the disclosures required by paragraph 40 of SFAS 128. Please specifically disclose the weighted average basic and diluted shares outstanding for each income statement period presented.

         In response to the Staff's comment, the Company has revised its disclosures on page F-12 to include all applicable disclosures of those required by paragraph 40 of SFAS 128.

48. Tell us how you considered the guidance of paragraphs 13-16 of SFAS 128 regarding your diluted earnings per share reported in 2002. Revise your presentation as necessary or explain to us how you determined such amounts were not antidilutive.

         In response to the Staff's comment, the Company has revised its calculation of earnings per share in 2002 to correctly exclude the effects of antidilutive securities.

                                       14.

Note 8: Property & Equipment, page F-13

49. Please revise your disclosure to include the balances and depreciation methods and periods for each major class of depreciable asset.

         In response to the Staff's comment, the Company has revised its disclosure in Note 8 beginning on page F-14 to include balances and depreciation methods and periods for each major class of depreciable asset.

Note 9: Short-term bank loans, page F-13

50. Please revise your disclosure to state the weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented. Refer to the requirements of Item 5-02.19(b) of Regulation S-X.

         In response to the Staff's comment, the Company has revised its disclosure to state the weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented.

Note 10: Notes payable, page F-14

51. Please revise the schedule of the terms of the notes payable to include the interest rates and terms of debt as of each balance sheet presented. Refer to Item 5-02.22 of Regulation S-X.

         In response to the Staff's comment, the Company has revised its disclosure to include the interest rates on each portion of its notes payable for each period presented.

52. Please revise your disclosure to state the aggregate amount of maturities for long-term borrowings as of June 30, 2005. Refer to the requirements of paragraph 10 of SFAS 47.

         In response to the Staff's comment, the Company has revised its disclosure to state the aggregate amount of maturities for long term borrowings as of June 30, 2005.

Note 12: Related Party Transactions, page F-15

53. Please revise this footnote to address the relationships and transactions noted on, page 81, as well as any other related party transactions. Refer to paragraph 2 of SFAS 57.

         In response to the Staff's comment, the Company has revised its disclosure in Note 12 on page F-17. The Company has reviewed paragraph 2 of SFAS 57 and noted that the disclosure requirements are significantly different from the Regulation S-X requirements. In particular, the Company notes that "compensation arrangements, expense allowances, and other similar items in the


                                      15.

         ordinary course of business" are not required to be disclosed in the footnotes. The Company has reviewed its disclosures on page 81 and found that most of these disclosures relate to related party transactions that apply to SAMCO, and not to the Company. In light of SAMCO being reported as a discontinued operation, such disclosures appear to be unnecessary.

Note 14: Stock Incentives, page F-16

54. You disclose on page 70 that certain options have been or will be granted to directors that are triggered by the underwriting of your public offering. Please revise your footnotes to address these options and explain how you are accounting for them. If you expect to incur charges related to such options triggered by your offering, revise your subsequent events footnote as well as your MD&A to provide an estimate of those charges.

         The Company has not yet made the option grants referenced in the Staff's comment. The Company will respond to the Staff's comment on this matter after the grants are known.

Stock options

55. Please revise your disclosures to meet the requirements of paragraph 47 and 48 of SFAS 123.

         In response to the Staff's comment, the Company has revised its disclosures to reflect the requirements of paragraph 47 and 48 of SFAS 123.

56. Please revise to briefly disclose and tell us in detail how the privately held common and preferred shares and options were valued. Revise to disclose the values assigned to the shares and the conversion features of the convertible notes and preferred stock. Discuss any events which have occurred after the grant date that affect these valuations. Specifically disclose the nature and amount of any discounts applied in these valuations.

         In response to the Staff's comment, the Company has revised its disclosure on page F-17 to include a clear indication that the options were priced at two times book value, which the Board of Directors of the Company determined to be an appropriate indication of fair value. After the options were issued, the Company suffered its losses in 2002, and the book value declined. The Company concluded that it was in need of capital during 2003 and early 2004 and found it necessary to raise capital. The common stock issued in the private placement was valued by the same process, and the Company has now added disclosure to reflect this. The convertible notes had a conversion feature priced at a 50% premium to the fair value as determine by the Board. For the Preferred Stock, the conversion premium over estimated fair value measured by two times book value was 85%.

57. The second paragraph of this footnote states that no stock options were granted during 2003 and 2004. However, the summary schedule of the Company's stock


                                      16.

         option activity shows a grant of 695,000 shares. Please revise to disclose the nature of the 695,000 shares granted in 2003, and clearly state how these shares have been valued.

         In response to the Staff's comment, the Company has corrected the schedule in Note 14 on page F-18 to reflect that no options were issued in 2003. Further, the second paragraph of Note 14 describes how the shares have been valued.

Employee stock purchase plan

58. Please revise your disclosure regarding the employee stock purchase plan to discuss the valuation of the options under the plan. Refer to Illustration 9 of Appendix B of SFAS 123. In your disclosure, please state the number of such options outstanding as of each period end and the dollar amount expensed associated with each period presented.

         In response to the Staff's comment, the Company has modified its disclosure on page F-19 to explain that no shares or options have been granted under the Employee Stock Purchase Plan. The Company has also modified its disclosure to explain that, to the extent that the Company elects to implement this Plan, it will be necessary to value the related option to purchase Company stock and charge this value to compensation expense over the related period.

Private placements

59. Please revise to disclose how you accounted for the $250,000 of legal expenses associated with the preferred stock private placement.

         In response to the Staff's comment, the Company has revised its disclosure on page F-19 to clarify that the legal expenses have been deducted from the proceeds in recording the value of the equity.

Note 15: Commitments and Contingencies, page F-18

60. Please revise your disclosure to include the requirements for disclosure of capital leases as required under paragraph 16(a) of SFAS
         13. In addition, please state the line item on the balance sheet which includes the assets under capital lease and the capital lease obligations.

         In response to the Staff's comment, the Company has revised its disclosures on page F-20 to address these requirements which includes discussion of the particular line item at issue.

61. Please revise to include the rental expense for the six months ended June 30, 2005 and 2004. Refer to paragraph 16(c) of SFAS 13.

         In response to the Staff's comment, the Company has revised its disclosures to include the applicable interim period figures.



                                      17.

62. Please disclose if the litigation discussed in the Government Regulation section which includes charges against Daniel Son are covered under the indemnification agreements. Revise to disclose the maximum exposure to the company related to these alleged violations.

         The parties have reached a settlement and have agreed upon a fine of $50,000, pending final NASD approval. This final approval is expected prior to the date on which the Company expects to print preliminary prospectuses. Accordingly, this disclosure is no longer necessary and has been removed.

Note 16: Income taxes, page F-19

63. Please revise your disclosure to state the intraperiod tax allocation as required under paragraph 35 of SFAS 109.

         In response to the Staff's comment, the Company has revised its disclosure to include the intraperiod tax allocation.

64. Please revise to include an explicit statement that management believes valuation allowance recorded on the balance sheet dates presented was necessary because management believes it is "more likely than not" that future income will not be sufficient to utilize your gross deferred tax assets. Refer to paragraph 17(e) of SFAS 109.

         In response to the Staff's comment, the Company has revised its disclosure to include the explicit statement referred to in paragraph 17(e) of SFAS 109.

65. Please revise to disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes and any portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital. Refer to paragraph 48 of SFAS 109.

         In response to the Staff's comment, the Company has revised its disclosure to reflect the amounts and expiration dates of net operating loss carryforwards. The Company has concluded that there are no additional items that are applicable under paragraph 48 of SFAS 48.

                                      *****

The Company advises the Staff that it has filed a copy of Amendment No. 3 that has been marked to show changes from the Registration Statement filed on August 10, 2005. In addition, the Company has provided the Staff with three marked copies of Amendment No. 3 under separate cover.

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter and Amendment No. 3.


                                      18.

Please contact the undersigned at (415) 442-1276 with any questions regarding the foregoing.


                                    Very truly yours,

                                    Morgan, Lewis & Bockius LLP



                                    By: /s/ ANGELA C. HILT
                                       ---------------------------
                                    Name: Angela C. Hilt


                                      19.

                              FORM OF LEGAL OPINION

                                                                     EXHIBIT 5.1

September __, 2005

Penson Worldwide, Inc.
1700 Pacific Avenue
Suite 1400
Dallas, TX  75201

RE:  Penson Worldwide, Inc. Registration Statement on Form S-1
     (Registration No. 333-127385)


Ladies and Gentlemen:

We have acted as counsel to Penson Worldwide, Inc., a Delaware corporation (the "Company"), in connection with the filing of the referenced Registration Statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission (the "SEC"). The Registration Statement relates to registration of shares of common stock, par value $0.01 per share of the Company (the "Shares"), with a maximum aggregate offering price of $140,000,000.

In connection with this opinion letter, we have examined the Registration Statement and originals, or copies certified or otherwise identified to our satisfaction, of (i) the form of the Amended and Restated Certificate of Incorporation of the Company to be filed prior to the consummation of the initial public offering contemplated by the Registration Statement, filed as
Exhibit 3.1 to the Registration Statement; (ii) the form of the Amended and Restated By-Laws of the Company to be effective prior to the consummation of the initial public offering contemplated by the Registration Statement, filed as
Exhibit 3.2 to the Registration Statement; and (iii) such other documents, records and other instruments as we have deemed appropriate for purposes of the opinion set forth herein.

In such examination, we have assumed the Amended and Restated Certificate of Incorporation that will be filed with the Secretary of State of the State of Delaware will be substantially identical to the form of the Amended and Restated Certificate of Incorporation of the Company reviewed by us, the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies.

Based upon the foregoing, we are of the opinion that the Shares have been duly authorized by the Company and, when issued and sold by the Company and delivered by the Company against receipt of the purchase price therefor, in the manner contemplated by the Registration Statement, will be validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the Delaware General Corporation
Law.

We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the caption "Legal Matters" in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the SEC thereunder.

Very truly yours,